NO ACT

DC
PO
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041703

March 4, 2008

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/4/2008

Re: MeadWestvaco Corporation
Incoming letter dated January 4, 2008

Dear Mr. Stein:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to MeadWestvaco by The Province of St. Joseph of the Capuchin Order and Domini Social Investments. We also have received a letter from the proponents dated February 21, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

cc: Adam Kanzer
Managing Director & General Counsel
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2008

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 27, 2007, the Company received two letters, each dated November 26, 2007, from Rev. Michael H. Crosby of The Province of St. Joseph of the Capuchin Order and Ms. Karen Shapiro of Domini Social Investments (collectively, the "Proponents"), each requesting that the Company include the same shareholder proposal (the "Proposal") in the Company's 2008 proxy statement. Domini Social Investments stated that it was "co-filing" along with The Province of St. Joseph of the Capuchin Order and requested that the latter be considered "the primary filer" of the Proposal. Copies of the Proponents' letters, including the Proposal, are attached hereto as Exhibits A and B.

The resolution contained in the Proposal provides:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC [Forest Stewardship Council] certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

This letter sets forth the reasons for the Company's belief that it properly may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 14, 2008 and the annual meeting of the Company's shareholders is expected to occur on or about April 28, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Background

The Proposal may be omitted in accordance with Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. Under Rule 14a-8(i)(10), a company may properly exclude a shareholder proposal if "the company has already substantially implemented the proposal." *See* Exchange Act Rule 14a-8(i)(10). As the Commission stated in Exchange Act Release No. 12598 (July 7, 1976), the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." In the 1983 amendments to the proxy rules, the Commission noted that in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be substantially implemented, rather than fully effected. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The 1998 amendments to the proxy rules, which, among other things, implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The substance of the Proposal is to request that the Company prepare a report assessing the feasibility of certain changes to the Company's operations, including phasing out the Company's use of fiber not certified by the Forest Stewardship Council, or "FSC" (a third-party certification body and auditor of fiber harvesting methods), as well as the feasibility of increasing the use by the Company of postconsumer recycled fiber.

At a meeting held on December 17, 2007, the Nominating and Governance Committee of the Board of Directors (the "Committee"), acting pursuant to a delegation of authority from the Board, instructed management to enter into discussions with the Proponents, with a view to reaching agreement that the Company would perform the study as described in the Proposal in exchange for the withdrawal of the Proposal. These discussions, however, did not result in an agreement, because the Proponents insisted on substantial further conditions on the scope of the study. These conditions went well beyond what was set forth in the Proposal itself, and would have substantially changed the study from what was described in the Proposal. These changes, which were in effect an attempt to modify the Proposal after the submission deadline, were not acceptable to the Company. Copies of the written correspondence between the Company and the Proponents are attached hereto as Exhibits C and D.

On January 4, 2007, the Company notified the Proponents that the Committee had approved undertaking the study specified by the Proposal and the preparation of a report (the "Report") assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber. A copy of that correspondence is attached hereto as Exhibit E. The Committee expects the Report to be issued prior to April 28, 2008, the date of the 2008 annual meeting, which is well before the November 15, 2008 deadline specified in the Proposal.

Discussion

An integral aspect of Rule 14a-8(i)(10) has long been that to be considered "substantially implemented," a proposal need not have been "fully effected." *See* SEC Release No. 34-30091 (Aug. 16, 1983). In accordance with the 1983 Release, the staff (the "Staff") of the Commission has stated, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Here, the Company is already actively engaged in the research and analysis of the risks and opportunities implicated by FSC certification and increased use of postconsumer recycled fiber. To facilitate the preparation of the Report commissioned by the Committee, the Company has allocated personnel and other internal resources necessary to complete the Report, and has identified and intends to draw upon external resources available to it as a member of several trade associations with expertise on the issues that are the subject of the Report. Thus, all meaningful corporate action necessary to accomplish the Proposal has already been taken. For this reason, the Proposal is rightly regarded as substantially implemented.

In a number of no-action letters, the Staff has concurred that although the result desired by the proponent had not yet been fully obtained at the time of the no-action request, significant action by the board of directors and management designed to obtain it constituted substantial implementation. In *Exxon Mobil Corporation* (Mar. 18, 2004), for example, the Staff allowed exclusion of a proposal to issue a report relating to reduction of greenhouse gas emissions, where the company had committed to addressing the subject matter of the proposal in a future public report prepared under the oversight of a committee of the board. *See also Exxon Mobil Corporation* (Mar. 17, 2006) (allowing exclusion of a different proposal under similar circumstances). Likewise, in both *Intel Corporation* (Mar. 11, 2003) and *Masco Corporation* (Mar. 29, 1999) requests for no-action relief were based on corporate actions anticipated to occur after the filing of the request for no-action relief but before the company's annual meeting of shareholders. In particular, the action in those cases was board approval of resolutions that effectively substantially implemented the shareholder proposals. Once the respective boards of directors of Intel and Masco met and approved the relevant board resolutions, both companies filed supplementary letters informing the Staff of such implementation, and the Staff granted no-action relief based on mootness of the proposals.

As in *Exxon Mobil*, *Intel* and *Masco*, the Company's present request is based in part on actions that will occur after the filing of this letter but before the Company's 2008 annual meeting of shareholders. The Company's Rule 14a-8(j) deadline is January 4, 2008. In order to meet that deadline, we are filing this letter prior to publication of the Report. We will provide the Staff supplementally with a copy of the Report as approved by the Committee as promptly as possible after finalization of the Report, and will at the same time provide copies of the Report to the Proponents. The final Report will also be posted on the Company's website and will be available to any shareholder free of charge on request.

In addition, we believe that in evaluating whether the Proposal has been substantially implemented, it would be appropriate for the Staff to consider the Company's record in honoring similar commitments made to shareholders in the past. In 2002, The Province of St. Joseph of the Capuchin Order, one of the current Proponents, submitted a 14a-8 proposal to the Company requesting that the Company undertake a study of the risks posed by the Company's participation in the market for packaging for tobacco products. The Company agreed to perform the study as specified in that proposal in return for the proposal being withdrawn. The study was completed and made available exactly as promised by the Company. Thus, the Company has a proven track record of honoring commitments made to shareholders in the same circumstances that exist in the current situation.

Because the Report has been commissioned and will be published before the date of the Company's 2008 annual meeting, exclusion of the Proposal from the 2008 Proxy Materials is consistent with the Commission's statement that the purpose of Rule 14a-8(i)(10) is to "avoid ... shareholders having to consider matters which have already been favorably acted upon by management." We respectfully request that the Staff confirm that it will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(10), the Company excludes the Proposal from the 2008 Proxy Materials.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rule 14a-8(i)(10). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: John J. Carrara (*MeadWestvaco Corporation*)
Rev. Michael H. Crosby (*The Province of St. Joseph of the Capuchin Order*)
Karen Shapiro (*Domini Social Investments*)

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com

November 26, 2007

Wendell L. Willkie, II, Senior Vice President, General Counsel and Secretary
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, Virginia 23060

Dear Mr. Willkie:

In early October, 2007 I sent John Luke a letter asking various questions related to the position of MeadWestvaco vis-à-vis issues of importance related to health care accessibility in the USA. I asked for a response by October 15, 2007. I know that was quick but I still have heard nothing from MeadWestvaco. While still asking for this information, I enclose the following:

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of MeadWestvaco common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 26, 2007.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of MeadWestvaco shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope we can come to a mutually beneficial way of addressing this issue that would convince us of the value of withdrawing the enclosed resolution. I also await a response on the earlier letter vis-à-vis your position on health care principles.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

Whereas:

Forests provide significant raw materials for MeadWestvaco's products including packaging, school and office products. Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Globally, endangered forests are home to nearly 50% of the world's species and 200 million indigenous people.

Endangered forests store extensive amounts of carbon. They are critical to mitigating the effects of climate change. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total CO_2 emissions globally.

The Fourth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector. "Action to preserve the remaining areas of natural forest is needed urgently," is one of the report's conclusions.

Our company's website notes, "Because many of our products begin with trees, MeadWestvaco is committed to the effective and sustainable management of forestlands..." Our company relies upon the Sustainable Forestry Initiative (SFI) and CERFLOR certification schemes to implement this commitment.

Credibility is the most important criterion for the selection of any certification scheme. SFI and CERFLOR were developed by the forestry industry. The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Long-term, certification to schemes that cannot independently ensure sustainable forestry management can potentially threaten the planet's climate and the availability of raw materials for MeadWestvaco's operations. Our company can ensure it is purchasing sustainably harvested fiber by purchasing FSC certified fiber. Companies such as Kimberly-Clark, Home Depot, Lowe's, Ikea, and Andersen Windows already have FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact ancient forests and have expressed a preference for FSC.

Climate change impacts from deforestation can also be reduced by increasing the use of recycled fiber and purchasing virgin fiber that it is harvested according to recognized sustainable forestry criteria.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

Domini
SOCIAL INVESTMENTS

The Way You Invest Matters®

November 26, 2007

Mr. Wendell L. Willkie, II
Senior Vice President, General Counsel and Secretary
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, VA 23060

Via FedEx

Re: Shareholder Proposal Requesting Sustainable Forestry Report

Dear Mr. Willkie:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of MeadWestvaco Corp. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of MeadWestvaco Corp. shares from State Street Corp., custodian of our Portfolio, is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We are co-filing this resolution along with The Province of St. Joseph of the Capuchin Order. Please consider The Province of St. Joseph of the Capuchin Order the primary filer of this resolution. I would appreciate being copied on any correspondence.

If you wish to contact me directly, I can be reached by e-mail at kshapiro@domini.com, or by phone at 212-217-1112. We look forward to hearing from you.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Sustainable Forestry

Whereas:

Forests provide significant raw materials for MeadWestvaco's products including packaging, school and office products. Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Globally, endangered forests are home to nearly 50% of the world's species and 200 million indigenous people.

Endangered forests store extensive amounts of carbon. They are critical to mitigating the effects of climate change. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total CO2 emissions globally.

The Fourth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector. "Action to preserve the remaining areas of natural forest is needed urgently," is one of the report's conclusions.

Our company's website notes, "Because many of our products begin with trees, MeadWestvaco is committed to the effective and sustainable management of forestlands…" Our company relies upon the Sustainable Forestry Initiative (SFI) and CERFLOR certification schemes to implement this commitment.

Credibility is the most important criterion for the selection of any certification scheme. SFI and CERFLOR were developed by the forestry industry. The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Long-term, certification to schemes that cannot independently ensure sustainable forestry management can potentially threaten the planet's climate and the availability of raw materials for MeadWestvaco's operations. Our company can ensure it is purchasing sustainably harvested fiber by purchasing FSC certified fiber. Companies such as Kimberly-Clark, Home Depot, Lowe's, Ikea, and Andersen Windows already have FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact ancient forests and have expressed a preference for FSC.

Climate change impacts from deforestation can also be reduced by increasing the use of recycled fiber and purchasing virgin fiber that it is harvested according to recognized sustainable forestry criteria.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

<u>**Supporting Statement:**</u>

We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905
T 203 461 7517
F 203 461 7588

MeadWestvaco

John J. Carrara
Associate General Counsel and Assistant Secretary

December 19, 2007

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, Wisconsin 53233

Ms. Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway
New York, New York 10012

Re: Shareholder Proposal – 2008 Annual Meeting

Dear (Rev) Crosby and Ms. Shapiro:

MeadWestvaco Corporation received a joint shareholder proposal from your respective organizations for consideration at the company's 2008 Annual Meeting. As submitted the resolution reads:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of post consumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

In his letter of November 26, 2007, Reverend Crosby suggested that if the company was willing to address this issue, the Province of Saint Joseph would consider withdrawing the resolution.

MeadWestvaco has reviewed the shareholder proposal with the Board. The Board and the company would be prepared to move forward with the preparation of a report as requested by November 15, 2008, provided the Province of Saint Joseph and Domini Social Investments agree to withdraw the resolution for consideration at the company's annual meeting.

To consider the issues presented by your resolution, and to advance the preparation of a report, senior representatives of the company with responsibility for forestry practices would be prepared to meet with your organizations at a mutually convenient time and place.

If the above approach is acceptable, please indicate your approval by signing the enclosed duplicate copy of this letter and returning it to my attention.

Thank you.

Very truly yours,

John J Carrara

AGREED AND ACCEPTED

____
Province of Saint Joseph of the Capuchin Order

____
Domini Social Investments

// Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

December 28, 2007

John J. Carrara, Associate General Counsel and Assistant Secretary
MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905 e-mail: jjc3@meadwestvaco.com

Dear Mr. Carrara:

I am writing this, supported by Ms. Karen Shapiro of Domini Social Investments, in response to our recent phone call with you which came, in turn, as a result of our desire to clarify terms related to your December 19, 2007 letters to us. In that letter you stated that the "Board and the company would be prepared to move forward with the preparation of a report as requested by November 15, 2008, provided the Province of Saint Joseph and Domini Social Investments agree to withdraw the resolution for consideration at the company's annual meeting." You also agreed that "senior representatives of the company with responsibility for forestry practices would be prepared to meet with your organizations at a mutually convenient time and place."

We are encouraged by this offer and would like to submit our thoughts about our understanding of it to make sure we both (i.e. MeadWestvaco and us shareholders) are "on the same page" regarding its core components: the parameters of the Report and our meeting(s).

Our resolution requests that MeadWestvaco prepare a report assessing the feasibility of increasing our company's use of recycled fiber content and phasing out its use of non-FSC certified fiber.

1. *Since we have requested a **feasibility study,** we'd hope it would discuss, among other things*:

- Goals and timeframe for increasing the use of FSC-certified virgin fiber within 10 years;
- goals and timeframe for increasing the use of recycled fiber in order to reduce reliance on virgin materials within 10 years; and
- estimated avoided greenhouse gas emissions from these activities.

Included in the report would be a discussion of the ability of Master Logger certification type of programs to influence the availability of FSC-certified fiber from private landowners, and discussion of the ability of MeadWestvaco to influence its suppliers owing to its market share.

As requested in our shareholder proposal, we would expect the feasibility report to be completed by November 15, 2008. We would anticipate that a report resulting from the feasibility study (that omits any proprietary information) would be posted on the company's website.

2. *Commit to dialogue with Shareholders*

During the course of undertaking this Report, shareholders would meet with MeadWestvaco periodically (either in-person or via conference call) to provide feedback on report parameters, scope, and metrics. We have collaborated with other companies during development of similar reports and have found this to be a productive process for ensuring that the report addresses issues relevant to various stakeholders.

Next November we will each evaluate the progress our dialogue has made to determine whether it should continue. If we determine to file a shareholder resolution for the 2009 proxy statement, we would commit to providing you with a full explanation of that decision. When we believe a dialogue is proceeding in good faith, however, we are generally not inclined to file.

Conflicts in relationships arise when the parties involved do not have the same expectations (which arise from differing assumptions). Thus this letter is being sent to share with you our expectations about what would be in the Report and parallel dialogue. If you have any concerns about this, please contact us so we can work these out amicably by your SEC filing deadline so that we will not have any conflicted understandings. If you see MeadWestvaco operating within our understanding/ expectations, please inform us and we will then immediately sign and return the agreement/ acceptance protocol you sent us on December 19, 2007, with this letter included as part of the way our agreement will be realized.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

C: Karen Shapiro, Domini Social Investments

MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905

T 203 461 7517
F 203 461 7588

MeadWestvaco

John J. Carrara
Associate General Counsel and
Assistant Secretary

January 4, 2008

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
The Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, Wisonsin 53233

Ms. Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Floor
New York, New York 10012

Re: Shareholder Proposal — 2008 Annual Meeting

Dear (Rev) Crosby and Ms. Shapiro:

Reference is made to your letter and accompanying stockholder proposal (the "Proposal") received by MeadWestvaco Corporation from your respective organizations for consideration at the company's 2008 Annual Meeting. As received, the resolution reads:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

This letter is to confirm that the Nominating and Governance Committee of the Board of Directors of MeadWestvaco Corporation (the "Committee"), acting pursuant to a delegation of authority from the Board of Directors, has approved undertaking the study specified by the Proposal and the preparation of a report assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber. The Committee expects the report to be issued before the date of the 2008 Annual Meeting meeting.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 203-461-7517.

Very truly yours,

John J Carrara

February 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Via email: cfletters@sec.gov

Re: MeadWestvaco Corporation
Shareholder Proposal of The Province of St. Joseph of the Capuchin Order and Domini Social Investments LLC
Requesting a Sustainable Forestry Report

Dear Ladies and Gentlemen:

I am writing on behalf of The Province of St. Joseph of the Capuchin Order and Domini Social Investments LLC (the "Proponents") in response to a letter written by an attorney representing MeadWestvaco Corporation ("the Company") dated January 4, 2008, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("No- Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials because the Proposal has been substantially implemented (Rule 14a-8(i)(10)).

We disagree with the Company's argument, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal requests the "Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC [Forest Stewardship Council] certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions." The Supporting Statement states that "the report should discuss the Company's goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities."

On December 19, 2007, Proponents received a letter from the Company (Exhibit C) indicating that the "Board and the company would be prepared to move forward with the preparation of a report as requested by November 15, 2008," provided Proponents would agree to withdraw their shareholder proposal. No specific information about the intended scope or content of this report was provided in this letter.

Generally Proponents seek a written statement from a company before withdrawing a resolution. This provides both parties with a clear understanding of the scope and goals of a dialogue and attendant activities to be conducted. Therefore in subsequent communications with the Company, Proponents sought clarification on the scope of the report that the Company would undertake. In a phone conversation with the Company on December 20, 2007, Proponents described the scope of the requested report and reiterated this request, along with a request for a commitment to dialogue, in a letter dated December 28, 2007. (Exhibit D) Proponents' request was based on both the content of the Proposal's resolved clause and supporting statement. However, the Company was either unable or unwilling to define the scope of the report it would undertake. At no time did the Company formalize its commitment to conduct the requested study. Therefore, Proponents decided not to withdraw the Proposal. The Company's "commitment" to produce a report was contingent upon Proponents' withdrawal agreement.

On the same day the Company submitted its No-Action Request, Proponents were sent a letter with a vague description of the proposed report. This letter (January 4, 2008 letter, Exhibit E) notes that the "Nominating and Governance Committee of the Board of Directors (the "Committee") has "approved undertaking the study specified by the Proposal and the preparation of a report (the "Report") assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber." As further discussed in Section II A below, this vague description still falls far short of the requested study.

The Proposal is based on the proposal submitted to Kimberly-Clark Corporation that sustained a 14a-8(i)(10) challenge. (See Section II B for a comparison of the two proposals.) In *Kimberly-Clark Corp.* (January 30, 2007) the company provided a signed engagement letter with an external consultant that documented the scope of the study to be undertaken, and pursuant to the terms of engagement, the consultant had received the first payment for its work. Kimberly-Clark was denied its request for no-action relief in accordance with Rule 14a-8(i)(10). In this case, the substantiation provided by the Company falls far short of that provided in *Kimberly-Clark Corp.* (January 30, 2007). Kimberly-Clark had commissioned a study, and had made the first payment to the consultant. By contrast, the Company has made a commitment to produce a report, but has not defined the scope of this report, or identified any resources that would be committed to complete it. As discussed below, the Company's communications with Proponents (and its statements in its No-Action letter) make it clear that it has no intention of completing the report as described by the Proposal. It concedes this point by characterizing the elements delineated in the Proposal's supporting statement as beyond the scope of the requested report. Because the Proposal is based on the proposal filed with Kimberly-Clark, and the Company's arguments are far less substantial than those provided by Kimberly-Clark, it is Proponent's view that the Kimberly-Clark decision is controlling, and the Company's argument must be denied. *Kimberly-Clark Corp.* (January 30, 2007)

The Company's specific arguments are addressed below.

II. The Company has not substantially implemented the Proposal

The Company argues that it has substantially implemented the Proposal, noting that on January 4, 2008,[1] the Nominating and Governance Committee of the Board of Directors (the "Committee") had "approved undertaking the study specified by the Proposal and the preparation of a report (the "Report") assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber." (No-Action request at 3)

A. Scope of intended report does not sufficiently address Proposal's Scope

In making this above claim, the Company ignores the specific guidance provided in the Proposal's Supporting Statement. The Supporting Statement states that the Report should discuss the Company's goals and timeframes with respect to: (1) increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes; (2) increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and (3) estimating avoided greenhouse gas emissions from these activities.

Nowhere in its January 4, 2008 letter (Exhibit E) does the Company indicate any intent to address these three components of the Proposal's requested Report. In fact, when Proponents specifically raised these elements of the Proposal with the Company, the Company claimed these "conditions went well beyond what was set forth in the Proposal itself." (No-Action request at 3) In Proponent's view, the Company has not demonstrated a sincere effort to address the Proposal's request. In its initial communication to Proponents (Exhibit C, letter dated December 19, 2007), the Company stated it "would be prepared to move forward with the preparation of a report ..." provided Proponents agreed to withdraw the Proposal. No information about the scope or content of the Report was offered in this communication.

Proponents' December 28, 2007 letter to the Company (Exhibit D) sought to clarify the scope of the Company's proposed Report by incorporating the Proposal's Supporting Statement. The Company's no-action request claims "These conditions went well beyond what was set forth in the Proposal itself, and would have substantially changed the study from what was described in the Proposal." (No-Action request at 3). This is incorrect. These "conditions" were clearly set forth in the Proposal.

The Company's argument is wholly inconsistent with the spirit of 14a-8(i)(10), which requires that the Company substantially address the core concerns raised by the Proposal. See, e.g., *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading) and *Johnson Controls, Inc.* (November 14, 2002)(Proposal seeking sustainability report not substantially implemented by company's environmental health and safety report).

Staff has rejected numerous challenges under Rule 14a-8(i)(10) where a proposal requested that the company complete a particular process or report (such as a feasibility study) and the company failed to provide evidence that it had followed the process as delineated by the proposal. (Relevant precedents cited below at Section II C.)

---

[1] According to the No-Action request at 3, this letter was dated January 4, 2007. Proponents assume this is a typographical error as the letter is dated January 4, 2008.

B. The Company has not produced a report

The Company is asking the Staff to provide no-action relief based on a report that has not been published, outlined, or drafted, and as discussed above in Section II A, may *or may not* cover the issues addressed by the Proposal. In fact, as discussed above, it is highly likely that the resulting report will not cover the issues addressed by the Proposal, as the Company has explicitly rejected the conditions laid out in the Proposal's supporting statement.

The Company has not presented any precedent in support of its extraordinary request, which would, in our view, require the Staff to ignore the commonly accepted meaning of both "substantial" and "implemented." The possibility of a future report is not sufficient to satisfy Rule 14a-8(i)(10). If the word 'substantial' has any meaning, it is that Staff must have the opportunity to review a Company's current actions to determine how close they come to the Proposal's request. A mere promise to produce a report in the future that may not even address the issues presented by a proposal cannot possibly constitute 'substantial implementation' of a request for a report. In *Burlington Resources, Inc.* (February 4, 2005), for example, a proposal seeking a sustainability report withstood a challenge under Rule 14a-8(i)(10) where the Company had "publicly disclosed that it ... formally commissioned a Corporate Social Responsibility initiative (CSR)," components of which would "include Company policies and practices relating to the impact of its business on the environment and the communities where it operates, among other things," but had not determined the "specific form and substance of the report."

In its argument, the Company apparently uses the allocation of personnel and "other internal resources" (No-Action request at 3) as a surrogate for having completed the Report. Proponents are perplexed by the Company's inability to elucidate the parameters of the report, while purporting to be "actively engaged in the research and analysis of the risks and opportunities implicated by FSC certification and increased use of postconsumer recycled fiber." (No-Action request at 3)

As noted above, the Proposal is based on the proposal presented in *Kimberly-Clark Corp.* (January 30, 2007). (See table below for a comparison of the two proposals.)

As noted above, in *Kimberly-Clark Corp.* (January 30, 2007), Staff rejected a request for omission based on 14a-8(i)(10) where the company provided a signed engagement letter with an external consultant describing the six components comprising the scope of the study to be undertaken. The engagement letter also specified the timeline for completing the report and, pursuant to the terms of the engagement, the consultant had received the first payment for its work.

Company	Kimberly-Clark	MeadWestvaco
Resolved clause	Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2007, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years	Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.
Supporting statement	We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to: • Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes; and • Increasing the use of recycled fiber in both consumer and commercial products as a means to reduce reliance on virgin materials.	We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to: • Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes; • Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and • Estimating avoided greenhouse gas emissions from these activities.

The substantiation provided by the Company falls far short of that provided in *Kimberly-Clark Corp.* (January 30, 2007). (See table below.) Kimberly-Clark was denied its request for no-action relief in accordance with Rule 14a-8(i)(10). Because the Proposal is based on the proposal filed with Kimberly-Clark, and the Company's arguments are less substantial than those provided by Kimberly-Clark, it is Proponent's view that the Kimberly-Clark decision is controlling, and the Company's argument must be denied. *Kimberly-Clark Corp.* (January 30, 2007)

MeadWestvaco Commitment	Kimberly-Clark Commitment and Substantiation
"[P]reparation of a report assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber."	The Study and the Report will cover the following topics: • Pulp producers' plans – by company and by region – for seeking or continuing FSC certification during the next 10 year. Where appropriate, the Company will assess the likelihood of these plans being achieved and, consequently, the quantify of wood fiber, by grade and in the regions in which Kimberly-Clark currently purchases its wood fiber, that is like to be FSC-certified and available for purchase by Kimberly-Clark for each of the next 10 years. • Factors which constrain the adoption of FSC certification in different regions, focusing specifically on the regions from which Kimberl-Clark currently sources its fiber. • A discussion of potential impacts of significantly revising the FSC criteria for certifying tree plantation, which FSC currently is considering, on availability of FSC-certified fiber in the future. • A discussion of the FSC labels or standards for FSC-certified fiber, focusing on the differences between (i) the label for pure (100 percent) FSC-certified, which relates to fiber derived from FSC-certified forests or plantations, and (ii) the label for FSC-mixed material, which relates to a mixture of fiber derived from FSC-certified forests or plantations and fiber derived from sources meeting FSC chain of custody or controlled wood standards. • A discussion of the ability of non-governmental organizations ("NGOs") and other certifying bodies to influence the availability of FSC-certified fiber in the future. • A discussion of the ability of a tissue manufacturer, comparable in size to Kimberly-Clark, to influence fiber market suppliers to increase the availability of FSC-certified fiber in the future.

The Company's request for no-action relief should be denied because the Company has not produced the report requested.

C. Prior precedent cited by the Company is easily distinguished

Each of the no-action letters cited by the Company in support of its argument is easily distinguishable from the current case. In *Texaco, Inc.* (March 28, 1991) and *Exxon Mobil Corporation* (March 17, 2006), the company provided publications and environmental disclosures demonstrating that the policy was already included in numerous company publications. In each of *Exxon Mobil Corporation* (March 18, 2004), *Intel Corporation* (March 11, 2003), and *Masco Corporation* (March 29, 1999), the company had not yet completed the requested report and/or policy when submitting a no-action request, but did complete the requested report and/or policy before the Staff granted no-action relief.

By contrast, and similar to the instant case, in *Burlington Resources, Inc.* (February 4, 2005) and *Kimberly-Clark Corp.* (January 30, 2007), the requested reports were not completed prior to the Staff's consideration for no-action relief.

Staff has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation of a proposal than the Company has in this case. See, e.g., *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers); *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading). ExxonMobil lost two challenges despite its claims that it had reported extensively on the topic of the proposal (*ExxonMobil* (March 24, 2003) and *ExxonMobil* (March 17, 2003)).

These cases indicate that in considering Rule 14a-8(i)(10) challenges, Staff is looking to the specific request made by the Proposal. Even where reports on the same topic have been prepared, Staff has rejected numerous challenges where the company failed to *actually perform* the action requested by the proposal.

III. Company's false characterization of Proponent's attempt at good faith dialogue

Although it is irrelevant for purposes of considering the Company's no-action request, we believe it is important to briefly correct the Company's accusation that Proponents attempted to "modify the Proposal after the submission deadline."

Generally, Proponents seek a written commitment from a company before agreeing to withdraw a shareholder proposal. This written communication describes the scope and parameters of a commitment and provides both parties with a clear understanding of the goals of a dialogue.

The only commitment the Company initially made to Proponents was for "the preparation of a report." (Exhibit C) There was no commitment about the scope of the report, the resources the company would provide for undertaking the report, nor a concise timeframe for completing the report. In a phone conversation with the Company on December 20, 2007, Proponents described the scope of the requested report. Proponents reiterated this request, along with a request for a commitment to dialogue, in a letter dated December 28, 2007 (Exhibit D) As noted above, these requests were based on the language of the Proposal's supporting statement. The Company's characterization of our requests as an attempt to "modify" the Proposal is simply false. In making this claim, the Company is simply ignoring the Proposal's supporting statement.

The Proponents' December 28, 2007 letter states, "this letter is being sent to share with your our expectations about what would be in the Report and parallel dialogue. If you have any concerns about this, please contact us so we can work these out amicably by your SEC filing deadline so that we will not have any conflicted understandings." The Company never responded to Proponents' letter until filing its no-action request.

IV. Conclusion

The Company has not sustained the burden of proof necessary to demonstrate that the Proposal can be omitted under Rule 14a-8(i)(10). The Company's argument relies on easily distinguishable no-action letters, and a reading of the Proposal that ignores its central requests.

Moreover, the Proposal is largely based on the proposal in Kimberly-Clark, and the Company's demonstrated intent to "produce the requested report" pales in comparison to the intent displayed by Kimberly-Clark. Kimberly-Clark was denied no-action relief under Rule 14a-8(i)(10).

For all the reasons above, Proponents request that the Company's request for no-action relief be denied, and the Company be instructed to include the Proposal in its proxy materials.

Respectfully submitted,

Adam Kanzer
Managing Director & General Counsel

Enc.

cc: Elliott V. Stein, Esq., Wachtell, Lipton, Rosen & Katz
John J. Carrara, MeadWestvaco Corp.
Rev. Michael H. Crosby, The Province of St. Joseph of the Capuchin Order

Exhibit A

Exhibit A

Sustainable Forestry

Whereas:

Forests provide significant raw materials for MeadWestvaco's products including packaging, school and office products. Forests are rapidly declining at a rate of 33 soccer fields per minute, according to the United Nations. Globally, endangered forests are home to nearly 50% of the world's species and 200 million indigenous people.

Endangered forests store extensive amounts of carbon. They are critical to mitigating the effects of climate change. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total CO_2 emissions globally.

The Fourth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector. "Action to preserve the remaining areas of natural forest is needed urgently," is one of the report's conclusions.

Our company's website notes, "Because many of our products begin with trees, MeadWestvaco is committed to the effective and sustainable management of forestlands..." Our company relies upon the Sustainable Forestry Initiative (SFI) and CERFLOR certification schemes to implement this commitment.

Credibility is the most important criterion for the selection of any certification scheme. SFI and CERFLOR were developed by the forestry industry. The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Long-term, certification to schemes that cannot independently ensure sustainable forestry management can potentially threaten the planet's climate and the availability of raw materials for MeadWestvaco's operations. Our company can ensure it is purchasing sustainably harvested fiber by purchasing FSC certified fiber. Companies such as Kimberly-Clark, Home Depot, Lowe's, Ikea, and Andersen Windows already have FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact ancient forests and have expressed a preference for FSC.

Climate change impacts from deforestation can also be reduced by increasing the use of recycled fiber and purchasing virgin fiber that it is harvested according to recognized sustainable forestry criteria.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

<u>Supporting Statement</u>:

We believe a thorough feasibility study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber with the goal of phasing out virgin fiber certified by less credible certification schemes;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

Exhibit B

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2008

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 27, 2007, the Company received two letters, each dated November 26, 2007, from Rev. Michael H. Crosby of The Province of St. Joseph of the Capuchin Order and Ms. Karen Shapiro of Domini Social Investments (collectively, the "Proponents"), each requesting that the Company include the same shareholder proposal (the "Proposal") in the Company's 2008 proxy statement. Domini Social Investments stated that it was "co-filing" along with The Province of St. Joseph of the Capuchin Order and requested that the latter be considered "the primary filer" of the Proposal. Copies of the Proponents' letters, including the Proposal, are attached hereto as Exhibits A and B.

The resolution contained in the Proposal provides:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC [Forest Stewardship Council] certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

This letter sets forth the reasons for the Company's belief that it properly may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 14, 2008 and the annual meeting of the Company's shareholders is expected to occur on or about April 28, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Background

The Proposal may be omitted in accordance with Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. Under Rule 14a-8(i)(10), a company may properly exclude a shareholder proposal if "the company has already substantially implemented the proposal." *See* Exchange Act Rule 14a-8(i)(10). As the Commission stated in Exchange Act Release No. 12598 (July 7, 1976), the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." In the 1983 amendments to the proxy rules, the Commission noted that in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be substantially implemented, rather than fully effected. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The 1998 amendments to the proxy rules, which, among other things, implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The substance of the Proposal is to request that the Company prepare a report assessing the feasibility of certain changes to the Company's operations, including phasing out the Company's use of fiber not certified by the Forest Stewardship Council, or "FSC" (a third-party certification body and auditor of fiber harvesting methods), as well as the feasibility of increasing the use by the Company of postconsumer recycled fiber.

At a meeting held on December 17, 2007, the Nominating and Governance Committee of the Board of Directors (the "Committee"), acting pursuant to a delegation of authority from the Board, instructed management to enter into discussions with the Proponents, with a view to reaching agreement that the Company would perform the study as described in the Proposal in exchange for the withdrawal of the Proposal. These discussions, however, did not result in an agreement, because the Proponents insisted on substantial further conditions on the scope of the study. These conditions went well beyond what was set forth in the Proposal itself, and would have substantially changed the study from what was described in the Proposal. These changes, which were in effect an attempt to modify the Proposal after the submission deadline, were not acceptable to the Company. Copies of the written correspondence between the Company and the Proponents are attached hereto as Exhibits C and D.

On January 4, 2007, the Company notified the Proponents that the Committee had approved undertaking the study specified by the Proposal and the preparation of a report (the "Report") assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber. A copy of that correspondence is attached hereto as Exhibit E. The Committee expects the Report to be issued prior to April 28, 2008, the date of the 2008 annual meeting, which is well before the November 15, 2008 deadline specified in the Proposal.

Discussion

An integral aspect of Rule 14a-8(i)(10) has long been that to be considered "substantially implemented," a proposal need not have been "fully effected." *See* SEC Release No. 34-30091 (Aug. 16, 1983). In accordance with the 1983 Release, the staff (the "Staff") of the Commission has stated, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Here, the Company is already actively engaged in the research and analysis of the risks and opportunities implicated by FSC certification and increased use of postconsumer recycled fiber. To facilitate the preparation of the Report commissioned by the Committee, the Company has allocated personnel and other internal resources necessary to complete the Report, and has identified and intends to draw upon external resources available to it as a member of several trade associations with expertise on the issues that are the subject of the Report. Thus, all meaningful corporate action necessary to accomplish the Proposal has already been taken. For this reason, the Proposal is rightly regarded as substantially implemented.

In a number of no-action letters, the Staff has concurred that although the result desired by the proponent had not yet been fully obtained at the time of the no-action request, significant action by the board of directors and management designed to obtain it constituted substantial implementation. In *Exxon Mobil Corporation* (Mar. 18, 2004), for example, the Staff allowed exclusion of a proposal to issue a report relating to reduction of greenhouse gas emissions, where the company had committed to addressing the subject matter of the proposal in a future public report prepared under the oversight of a committee of the board. *See also Exxon Mobil Corporation* (Mar. 17, 2006) (allowing exclusion of a different proposal under similar circumstances). Likewise, in both *Intel Corporation* (Mar. 11, 2003) and *Masco Corporation* (Mar. 29, 1999) requests for no-action relief were based on corporate actions anticipated to occur after the filing of the request for no-action relief but before the company's annual meeting of shareholders. In particular, the action in those cases was board approval of resolutions that effectively substantially implemented the shareholder proposals. Once the respective boards of directors of Intel and Masco met and approved the relevant board resolutions, both companies filed supplementary letters informing the Staff of such implementation, and the Staff granted no-action relief based on mootness of the proposals.

As in *Exxon Mobil*, *Intel* and *Masco*, the Company's present request is based in part on actions that will occur after the filing of this letter but before the Company's 2008 annual meeting of shareholders. The Company's Rule 14a-8(j) deadline is January 4, 2008. In order to meet that deadline, we are filing this letter prior to publication of the Report. We will provide the Staff supplementally with a copy of the Report as approved by the Committee as promptly as possible after finalization of the Report, and will at the same time provide copies of the Report to the Proponents. The final Report will also be posted on the Company's website and will be available to any shareholder free of charge on request.

In addition, we believe that in evaluating whether the Proposal has been substantially implemented, it would be appropriate for the Staff to consider the Company's record in honoring similar commitments made to shareholders in the past. In 2002, The Province of St. Joseph of the Capuchin Order, one of the current Proponents, submitted a 14a-8 proposal to the Company requesting that the Company undertake a study of the risks posed by the Company's participation in the market for packaging for tobacco products. The Company agreed to perform the study as specified in that proposal in return for the proposal being withdrawn. The study was completed and made available exactly as promised by the Company. Thus, the Company has a proven track record of honoring commitments made to shareholders in the same circumstances that exist in the current situation.

Because the Report has been commissioned and will be published before the date of the Company's 2008 annual meeting, exclusion of the Proposal from the 2008 Proxy Materials is consistent with the Commission's statement that the purpose of Rule 14a-8(i)(10) is to "avoid ... shareholders having to consider matters which have already been favorably acted upon by management." We respectfully request that the Staff confirm that it will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(10), the Company excludes the Proposal from the 2008 Proxy Materials.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rule 14a-8(i)(10). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: John J. Carrara (*MeadWestvaco Corporation*)
Rev. Michael H. Crosby (*The Province of St. Joseph of the Capuchin Order*)
Karen Shapiro (*Domini Social Investments*)

Exhibit C

MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905

T 203 461 7517
F 203 461 7568

MeadWestvaco

John J. Carrara
Associate General Counsel and
Assistant Secretary

December 19, 2007

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, Wisconsin 53233

Ms. Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway
New York, New York 10012

Re: Shareholder Proposal – 2008 Annual Meeting

Dear (Rev) Crosby and Ms. Shapiro:

MeadWestvaco Corporation received a joint shareholder proposal from your respective organizations for consideration at the company's 2008 Annual Meeting. As submitted the resolution reads:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of post consumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

In his letter of November 26, 2007, Reverend Crosby suggested that if the company was willing to address this issue, the Province of Saint Joseph would consider withdrawing the resolution.

MeadWestvaco has reviewed the shareholder proposal with the Board. The Board and the company would be prepared to move forward with the preparation of a report as requested by November 15, 2008, provided the Province of Saint Joseph and Domini Social Investments agree to withdraw the resolution for consideration at the company's annual meeting.

To consider the issues presented by your resolution, and to advance the preparation of a report, senior representatives of the company with responsibility for forestry practices would be prepared to meet with your organizations at a mutually convenient time and place.

If the above approach is acceptable, please indicate your approval by signing the enclosed duplicate copy of this letter and returning it to my attention.

Thank you.

Very truly yours,

AGREED AND ACCEPTED

Province of Saint Joseph of the Capuchin Order

Domini Social Investments

Exhibit D

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

December 28, 2007

John J. Carrara, Associate General Counsel and Assistant Secretary
MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905 e-mail: jjc3@meadwestvaco.com

Dear Mr. Carrara:

I am writing this, supported by Ms. Karen Shapiro of Domini Social Investments, in response to our recent phone call with you which came, in turn, as a result of our desire to clarify terms related to your December 19, 2007 letters to us. In that letter you stated that the "Board and the company would be prepared to move forward with the preparation of a report as requested by November 15, 2008, provided the Province of Saint Joseph and Domini Social Investments agree to withdraw the resolution for consideration at the company's annual meeting." You also agreed that "senior representatives of the company with responsibility for forestry practices would be prepared to meet with your organizations at a mutually convenient time and place."

We are encouraged by this offer and would like to submit our thoughts about our understanding of it to make sure we both (i.e. MeadWestvaco and us shareholders) are "on the same page" regarding its core components: the parameters of the Report and our meeting(s).

Our resolution requests that MeadWestvaco prepare a report assessing the feasibility of increasing our company's use of recycled fiber content and phasing out its use of non-FSC certified fiber.

1. *Since we have requested a feasibility study, we'd hope it would discuss, among other things*:

   - Goals and timeframe for increasing the use of FSC-certified virgin fiber within 10 years;
   - goals and timeframe for increasing the use of recycled fiber in order to reduce reliance on virgin materials within 10 years; and
   - estimated avoided greenhouse gas emissions from these activities.

Included in the report would be a discussion of the ability of Master Logger certification type of programs to influence the availability of FSC-certified fiber from private landowners, and discussion of the ability of MeadWestvaco to influence its suppliers owing to its market share.

As requested in our shareholder proposal, we would expect the feasibility report to be completed by November 15, 2008. We would anticipate that a report resulting from the feasibility study (that omits any proprietary information) would be posted on the company's website.

2. Commit to dialogue with Shareholders

During the course of undertaking this Report, shareholders would meet with MeadWestvaco periodically (either in-person or via conference call) to provide feedback on report parameters, scope, and metrics. We have collaborated with other companies during development of similar reports and have found this to be a productive process for ensuring that the report addresses issues relevant to various stakeholders.

Next November we will each evaluate the progress our dialogue has made to determine whether it should continue. If we determine to file a shareholder resolution for the 2009 proxy statement, we would commit to providing you with a full explanation of that decision. When we believe a dialogue is proceeding in good faith, however, we are generally not inclined to file.

Conflicts in relationships arise when the parties involved do not have the same expectations (which arise from differing assumptions). Thus this letter is being sent to share with you our expectations about what would be in the Report and parallel dialogue. If you have any concerns about this, please contact us so we can work these out amicably by your SEC filing deadline so that we will not have any conflicted understandings. If you see MeadWestvaco operating within our understanding/ expectations, please inform us and we will then immediately sign and return the agreement/ acceptance protocol you sent us on December 19, 2007, with this letter included as part of the way our agreement will be realized.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

C: Karen Shapiro, Domini Social Investments

Exhibit E

MeadWestvaco Corporation
5 High Ridge Park
Stamford, CT 06905

T 203 461 7517
F 203 461 7588

MeadWestvaco

John J. Carrara
Associate General Counsel and Assistant Secretary

January 4, 2008

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
The Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, Wisonsin 53233

Ms. Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Floor
New York, New York 10012

Re: Shareholder Proposal — 2008 Annual Meeting

Dear (Rev) Crosby and Ms. Shapiro:

Reference is made to your letter and accompanying stockholder proposal (the "Proposal") received by MeadWestvaco Corporation from your respective organizations for consideration at the company's 2008 Annual Meeting. As received, the resolution reads:

> RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 15, 2008, assessing the feasibility of phasing out our company's use of non-FSC certified fiber and increasing the use of postconsumer recycled fiber as a means to reduce our company's impact on greenhouse gas emissions.

This letter is to confirm that the Nominating and Governance Committee of the Board of Directors of MeadWestvaco Corporation (the "Committee"), acting pursuant to a delegation of authority from the Board of Directors, has approved undertaking the study specified by the Proposal and the preparation of a report assessing the feasibility of phasing out the Company's use of fiber that is not certified by FSC and increasing the Company's use of postconsumer recycled fiber. The Committee expects the report to be issued before the date of the 2008 Annual Meeting meeting.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 203-461-7517.

Very truly yours,

John J. Carrara

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MeadWestvaco Corporation
Incoming letter dated January 4, 2008

The proposal requests that MeadWestvaco prepare a report assessing the feasibility of phasing out the company's use of fiber that has not been certified by the Forest Stewardship Council and increasing the use of postconsumer recycled fiber as a means to reduce the company's impact on greenhouse gas emissions.

We are unable to concur in your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that MeadWestvaco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END